UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ________________

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     Spectrum Information Technologies, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    847623303
                                 (CUSIP Number)

                                  Jon M. Gerber
                     Spectrum Information Technologies, Inc.
                             2700 Westchester Avenue
                               Purchase, NY 10577
                                 (914) 251-1800
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 12, 1998
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box .

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

------------------------------------------------------    ----------------------
CUSIP NO.    847623303                                    Page 2 of 6
------------------------------------------------------    ----------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jon M. Gerber
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)|_|
                                                                        (b)|X|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS *

          OO
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|


--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
----------------------- -------- -----------------------------------------------
                        7        SOLE VOTING POWER

      NUMBER OF                  280,000
                        -------- -----------------------------------------------
        SHARES          8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  0
                        -------- -----------------------------------------------
   REPORTING PERSON     9        SOLE DISPOSITIVE POWER
         WITH
                                 280,000
                        -------- -----------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 0

--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          280,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES *                               |_|


--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.4%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON *

          IN
--------- ----------------------------------------------------------------------

Item 1.   Security and Issuer.

     The name of the issuer with respect to which this Schedule 13D is being filed is Spectrum Information Technologies, Inc. (hereinafter called the "Issuer"). The address of Issuer's principal executive offices is 2700 Westchester Avenue, Purchase, NY 10577. This statement relates to Issuer's Common Stock, $.001 par value (the "Common Stock").

Item 2.   Identity and Background.

          (a)  This Schedule 13D is being filed on behalf of Jon M. Gerber.

          (b)  Mr.   Gerber's  home  address  is  3333  Henry  Hudson   Parkway,
               Riverdale, NY 10463.

          (c) Mr. Gerber is a member of Issuer's Board of Directors and Vice President, Secretary, and Treasurer and an independent financial consultant with First Allied Securities, Inc. which is located at 44 Wall Street, New York, New York 10005.

          (d) Mr. Gerber has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Gerber has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Gerber is a United States citizen.

     On December 11, 1998 (the "Closing Date"), Issuer entered into a Stock Purchase Agreement with Powers & Co., a sole proprietorship owned by Lawrence M. Powers, pursuant to which Powers & Co. purchased 3,000,000 shares of Common Stock and an option (the "Option") to acquire an additional 1,800,000 shares of Common Stock at an exercise price of $0.15 per share. The Option is exercisable from the Closing Date until December 11, 2003. Powers & Co. paid cash consideration of $600,000 at the closing, from the personal funds of Mr. Powers.

     On December 12, 1998, Powers & Co. sold 500,000 shares of its Common Stock and a portion of its Option (representing the right to acquire an 300,000 shares of Common Stock) to Maurice W. Schonfeld. The total purchase price paid by Mr. Schonfeld for the Common Stock and this portion of the Option was $100,000. The sale to Mr. Schonfeld was effected via telecopy and the mail.

     In addition, on December 12, 1998, Powers & Co. made a gift of 200,000 shares of its Common Stock and a portion of its Option (representing the right to acquire an 80,000 shares of Common Stock) to Mr. Gerber, a second cousin of Mr. Powers. The gift to Mr. Gerber was effected via telecopy and the mail.

     In connection with the sale of the Common Stock and the Option to Powers & Co., Issuer's directors as of the Closing Date appointed Mr. Powers a director of Issuer, and immediately thereafter Issuer's other directors resigned. Issuer's previous officers as of the Closing Date also resigned in connection with the transaction. Mr. Powers, as the sole remaining member of the Board, filled two vacancies by appointing Messrs. Schonfeld and Gerber as directors of

Issuer. The new Board elected Mr. Powers as Chairman and Chief Executive Officer and Mr. Gerber as Vice-President, Secretary and Treasurer.

     On December 12, 1998, Issuer also entered into a Stock Purchase Agreement with Robert Ingenito pursuant to which Mr. Ingenito purchased 500,000 shares of Common Stock and an option to acquire an additional 300,000 shares of Common Stock at an exercise price of $0.15 per share. Mr. Ingenito's option is exercisable from December 12, 1998 until December 12, 2003. The total purchase price paid by Mr. Ingenito for the Common Stock and his option was $100,000, which he paid from his own personal funds. The new Board then appointed Mr. Ingenito to fill a vacancy on the Board. Mr. Gerber disclaims membership in a group with any of Messrs. Powers, Schonfeld or Ingenito.

Item 3.   Source and Amount of Funds or Other Consideration.

     As indicated in item 2, Mr. Gerber received his 200,000 shares of its Common Stock and his option to acquire 80,000 shares of Common Stock as a gift from Mr. Powers, his second cousin.

Item 4.   Purpose of Transactions

     The acquisition of his Common Stock and his option has been made by Mr. Gerber for investment purposes. He intends continuously to review his investment in Issuer. In reaching any decision with respect to such investment, he will take into consideration various factors, such as Issuer's business prospects and financial position, other developments concerning Issuer, the price level of the Common Stock, conditions in the securities markets, and general economic and industry conditions. Depending upon the results of his review of any or all of the aforementioned factors, he may decide to purchase additional securities of Issuer or to dispose of all or a portion of his Common Stock or his option.

     As a member of Issuer's new Board, Mr. Gerber intends to change the strategic direction of Issuer to focus on Internet marketing. The new Board also intends to propose at the next meeting of Issuer's shareholders that Issuer's Certificate of Incorporation be amended and restated to, among other things, change Issuer's name to "Siti-Sites.com, inc.," to increase the number of authorized shares of Common Stock and to remove certain provisions thereof which Issuer's shareholders determine are no longer necessary or in the best interests of Issuer. Although certain marketing projects are currently being considered, no definitive plan or proposal has been formulated with respect to the foregoing. There can be no assurance as to the terms or the timing of any such plan or proposal. In addition, the new Board plans to change Issuer's principal place of business in the near future.

     Except as set forth in Item 2 or in this Item 4, Mr. Gerber has no other present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D. However, Mr. Gerber reserves the right to propose or participate in future transactions that may result in one or more of such actions.

Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Gerber beneficially owns 280,000 shares of Common Stock (including an option to purchase 80,000 shares of Common Stock that vested on December 11, 1998) (See Item 2). This beneficial ownership currently represents approximately 4.4% of the Common Stock but represented approximately 5.3% of the Common Stock at the time of acquisition by Mr. Gerber.

          (b) Mr. Gerber has sole voting power and dispositive power with respect to the shares of Common Stock.


          (c) There have been no transactions in respect of the Common Stock during the past 60 days which are required to be reported in this
               Item 5 except as described in Item 2.

          (d) No person other than Mr. Gerber has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock owned beneficially by Mr. Gerber.

          (e) Mr. Gerber ceased to be the beneficial owner of more than five percent of the Common Stock on the date hereof due to the issuance of additional shares of Common Stock on the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None, other than described in Item 2.

Item 7.   Material to be Filed as Exhibits.

7.1 Stock Option Agreement between Spectrum Information Technologies, Inc. and Jon M. Gerber dated December 12, 1998.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:    December 22, 1998                    /s/ Jon M. Gerber
                                               Jon M. Gerber

EXHIBIT A

                             STOCK OPTION AGREEMENT

     This STOCK OPTION AGREEMENT is made as of this 12th day of December, 1998, by and between Spectrum Information Technologies, Inc. a Delaware Corporation ("Spectrum") and Jon M. Gerber (the "Optionee").

     WHEREAS, Powers & Co. has transferred by gift the stock option described herein to Optionee.

     NOW, THEREFORE, in consideration of the payment described, the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

1. GRANT OF OPTION. Spectrum hereby grants to the Optionee the right and option (hereafter called the "Option"), to purchase all or any part of an aggregate of 80,000 shares of Spectrum common stock, par value $0.001 per share, on the terms and conditions set forth herein. This grant is made pursuant to a resolution of the Company's Board of Directors duly adopted at its meeting on December 12, 1998.

2. EXERCISE PRICE AND EXPIRATION. The exercise price and the expiration dates as to the share underlying this Option shall be as follows:

Number of Shares            Exercise Price            Expiration Date

80,000                     $0.15 per share           December 12, 2003

3. DURATION. The Option granted hereby shall become exercisable upon issuance of this Agreement and shall remain exercisable at the stated price through the expiration date set forth above. To facilitate partial transfer, exercise or sale, this Option may be subdivided into options in smaller denominations upon Optionee's request in writing from time to time.

4. LIMITATION ON DISPOSITION. The Option and underlying shares of common stock have not been registered under the Securities Act of 1933 (the "Act") or under applicable state securities laws and, therefore, cannot be sold, assigned, or otherwise transferred unless they are subsequently registered under the Act and under applicable state securities laws or an exemption from such registration is then available. Optionee hereby agrees that it will not sell, assign, or transfer the Option and underlying shares following exercise unless they are registered under the Act and under applicable state securities laws or an exemption from such registration is then available, according to a legal opinion reasonably acceptable to the Company.

4. MANNER OF EXERCISE OF OPTION. This Option may be exercised, subject to the terms and conditions contained herein, by delivering written notice to the Chief Executive Officer or President or Chief Accounting Officer of Spectrum, at its principal office no less than three days in advance of the proposed exercise date. Such notice shall specify the number of shares of common stock with respect to which the Option is being exercised and the effective date of the proposed exercise and shall be signed by the Optionee. The notice shall be accompanied by a certified check or cash in the amount of the aggregate option exercise price for such number of shares. In no event shall stock be issued or certificates be delivered until full payment shall have been received by Spectrum as to such exercise or partial exercise, nor shall Optionee have any right or status as a shareholder of such underlying shares prior to such exercise. Certificates for shares of common stock purchased upon the exercise of the Option shall be delivered to the Optionee as soon as practicable following the effective date on which the Option is exercised.

5.   ADUSTMENT  ON   RECAPITALIZATION,   MERGER  OR  REORGANIZATION.   If  the
outstanding shares of the common stock of Spectrum are subdivided, consolidated, increased, decreased, changed into or exchanged for a different number or kind of shares or securities of Spectrum through reorganization, merger, recapitalization, reclassification, capital adjustment or otherwise, or if Spectrum shall issue common stock as a dividend or upon a stock split, then the number of shares subject to the unexercised portion of this Option shall be appropriately adjusted by the Board of Directors. Any such adjustment on outstanding Options shall be made without change in the total exercise price applicable to the unexercised portion of the Option. If, in the event of a merger or consolidation, Spectrum is not the surviving corporation, and the event that the Agreement of Merger or Consolidation does not provide for the substitution of a new Option for this Option, or for the assumption of this Option by the surviving corporation, or in the event of the dissolution or liquidation of Spectrum, the Optionee shall have the right immediately prior to the effective date of such merger, consolidation, dissolution or liquidation, to exercise this Option in whole or in part, provided, however, that this Option shall not be exercisable in whole or in part later than the date noted in paragraph 2 above. Any adjustments made pursuant to this section shall be made by the Board of Directors of Spectrum, whose good faith determination in compliance with Delaware law, as to what adjustment shall be made and the extent thereof, shall be final, binding and conclusive. In computing any adjustment hereunder, any fractional share which might otherwise become subject to an Option shall be eliminated.


SPECTRUM INFORMATION TECHNOLOGIES, INC


By:_________________________________________________
Lawrence M. Powers, Chairman and Chief Executive Officer


OPTIONEE


___________________________________________
Jon M. Gerber



















                                        2